Exhibit 99.11

Management’s discussion and analysis

July 31, 2024

On July 27, 2023, the Board of Directors of TC Energy Corporation (TC Energy or the Parent) approved a proposed reorganization of TC Energy into two independent, investment-grade, publicly listed companies (the spinoff Transaction). On June 4, 2024, TC Energy shareholders approved the spinoff Transaction. Pursuant to the spinoff Transaction, TC Energy’s Liquids Pipelines business will be transferred to South Bow Corporation (South Bow) by way of a plan of arrangement under the Canada Business Corporations Act.

Under the spinoff Transaction, common shareholders of TC Energy as of the record date to be established for the spinoff Transaction will receive, in exchange for each TC Energy share held, one new TC Energy share and 0.2 of a South Bow common share.

This management’s discussion and analysis (MD&A) has been prepared in respect of the assets and liabilities comprising the Liquids Pipelines business of TC Energy. It discusses our business, operations, financial position, risks and other factors for the three and six months ended June 30, 2024 and should be read with the accompanying unaudited financial statements of South Bow and unaudited Condensed combined carve-out financial statements of the Liquids Pipelines business for the three and six months ended June 30, 2024, which have been prepared in accordance with U.S. GAAP.

This MD&A should also be read in conjunction with the audited financial statements of South Bow for the period from incorporation on December 15, 2023 to December 31, 2023 and the audited Combined carve-out financial statements for the Liquids Pipelines business for the years ended December 31, 2023, 2022 and 2021.

Basis of Presentation

The unaudited Condensed combined carve-out financial statements for the Liquids Pipelines business have been prepared on a carve-out basis and reflect the historical results of TC Energy’s Liquids Pipelines business. The Condensed combined carve-out financial statements are not necessarily indicative of results that would have been realized if the Liquids Pipelines business had been operated separately as a stand-alone company during the periods presented, nor will they necessarily be indicative of future results of the Liquids Pipelines business as they will exist upon completion of the spinoff Transaction.

About This Document

As at the date hereof, South Bow has not carried on any active business. Pursuant to the spinoff Transaction, South Bow will become an independent, public corporation. Unless otherwise indicated, the disclosure in this MD&A has been prepared assuming the spinoff Transaction will be completed.

Throughout this MD&A, the terms we, us and our mean the Liquids Pipelines business. All information is as of July 31, 2024 and all amounts are in Canadian dollars, unless noted otherwise.

FORWARD-LOOKING INFORMATION

We disclose forward-looking information to help the reader understand management’s assessment of our future plans and financial outlook and our future prospects overall.

Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.

Forward-looking statements in this MD&A include information about the following, among other things:

•	our financial and operational performance

•	expectations about strategies and goals for growth and expansion

•	expected cash flows and future financing options available, including portfolio management

•	expectations about South Bow following the completion of the spinoff Transaction

2 | Liquids Pipelines Business Second Quarter 2024

•	expectations regarding the size, timing, conditions and outcome of ongoing and future transactions, including the spinoff Transaction

•	expected access to and cost of capital

•	expected costs and schedules for planned projects, including projects under construction such as the Blackrod Connection project

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs

•	expected regulatory processes and outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	the expected impact of future tax and accounting changes

•	expected industry, market and economic conditions, including their impact on our customers and suppliers.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:

Assumptions

•	realization of expected benefits from acquisitions, divestitures and the spinoff Transaction

•	regulatory decisions and outcomes

•	planned and unplanned outages and the use of our pipelines

•	integrity and reliability of our assets

•	anticipated construction costs, schedules and completion dates

•	access to capital markets, including portfolio management

•	expected industry, market and economic conditions, including the impact of these on our customers and suppliers

•	inflation rates, commodity and labour prices

•	interest, tax and foreign exchange rates

•	nature and scope of hedging.

Risks and uncertainties

•	realization of expected benefits from acquisitions, divestitures and the spinoff Transaction

•	the terms, timing and completion of the spinoff Transaction, including the timely receipt of all necessary approvals

•	that market or other conditions are no longer favourable to completing the proposed spinoff Transaction

•	business disruption during the period prior to or directly following the proposed spinoff Transaction

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

•	the operating performance of our pipelines and storage assets

•	amount of capacity sold and rates achieved in our business

•	production levels within supply basins

•	construction and completion of capital projects

•	cost and availability of, and inflationary pressures on, labour, equipment and materials

•	the availability and market prices of commodities

•	access to capital and insurance markets on competitive terms

•	interest, tax and foreign exchange rates

•	performance and credit risk of our counterparties

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment

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•	our ability to realize the value of tangible assets and contractual recoveries

•	competition in the business in which we operate

•	unexpected or unusual weather

•	acts of civil disobedience

•	cyber security and technological developments

•	sustainability-related risks

•	impact of energy transition on our business

•	economic conditions in North America as well as globally

•	global health crises, such as pandemics and epidemics, and the impacts related thereto

•	recovery of costs resulting from unexpected pollution or environmental events related to our operations.

You can read more about these factors and others in this MD&A and our 2023 MD&A.

As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.

FOR MORE INFORMATION

You can find more information about the Liquids Pipelines business in our 2023 MD&A, as well as disclosure documents filed by TC Energy, which are available under TC Energy’s profile on SEDAR+ (www.sedarplus.ca).

NON-GAAP MEASURES

This MD&A references the following non-GAAP measures:

•	comparable EBITDA

•	comparable EBIT

•	comparable earnings

•	funds generated from operations

•	comparable funds generated from operations.

We believe such non-GAAP measures improve our ability to compare results between reporting periods and enhance understanding of our operating performance. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Discussions throughout this MD&A on the factors impacting comparable earnings are consistent with the factors that impact net income (loss), except where noted otherwise. Discussions throughout this MD&A on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact earnings, except where noted otherwise.

Comparable measures

We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

4 | Liquids Pipelines Business Second Quarter 2024

Our decision not to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. We adjust for the following items:

•	gains or losses on sales of assets or assets held for sale

•	valuation allowances and adjustments resulting from changes in legislation and enacted tax rates

•	unrealized fair value adjustments related to risk management activities

•	legal, contractual, bankruptcy and other settlements

•	impairment of plant, property and equipment, equity investments and other assets

•	acquisition, integration and restructuring costs.

We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. These changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.

Separation costs related to the spinoff Transaction recognized in our results primarily include internal costs and external fees related to separation activities. These items have been excluded from comparable measures as we do not consider them reflective of our ongoing underlying operations.

The following table identifies our non-GAAP measures against their most directly comparable GAAP measures:

Comparable measure	GAAP measure
comparable EBITDA	earnings (losses)
comparable EBIT	earnings (losses)
comparable earnings	net income (loss)
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations

Comparable EBITDA and comparable EBIT

Comparable EBITDA represents earnings (losses) adjusted for specific items described in the Comparable measures section above, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance. Comparable EBIT represents earnings (losses) adjusted for specific items and is an effective tool for evaluating trends. Refer to the Financial results section for a reconciliation to earnings (losses).

Comparable earnings

Comparable earnings represents Net income adjusted for specific items described in the Comparable measures section above. Comparable earnings is comprised of earnings (losses), Interest expense, Interest income and other and Income tax (expense) recovery, adjusted for specific items. Refer to the Financial highlights section for reconciliations to Net income.

Funds generated from operations and comparable funds generated from operations

Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in our Combined carve-out financial statements for the year ended December 31, 2023. We believe funds generated from operations is a useful measure of our operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our business. Comparable funds generated from operations is adjusted for the cash impact of specific items described in the Comparable measures section above. Refer to the Financial Condition section for a reconciliation to Net cash provided by operations.

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Financial highlights

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Income
Revenues	758	702	1,492	1,257
Net income (loss)	121	204	271	334
Comparable EBITDA[1]	327	360	731	676
Comparable earnings[1]	98	208	253	387
Cash flows
Net cash provided by operations	131	55	291	348
Comparable funds generated from operations	157	318	409	626
Capital spending[2]	27	11	44	24
Proceeds from sales of assets, net of transaction costs	18	—	31	63

1

Comparable EBITDA, comparable earnings and comparable funds generated from operations are all non-GAAP measures. Additional information on Earnings (losses), the most directly comparable GAAP measure, can be found in the Earnings and Net Income table set forth below.

2

Capital spending reflects cash flows associated with our Capital expenditures and Contributions to equity investments. Refer to the Financial condition – Cash (used in) provided by investing activities section for additional information.

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Earnings (losses)	271	272	586	449
Interest expense	(128)	(26)	(256)	(56)
Interest income and other	8	14	18	31

Income (loss) before income taxes	151	260	348	424
Income tax (expense) recovery	(30)	(56)	(77)	(90)

Net income (loss)	121	204	271	334

Net income (loss) decreased by $83 million and $63 million for the three and six months ended June 30, 2024 compared to the same periods in 2023. The following specific items were recognized in Net income (loss) and were excluded from comparable earnings:

2024 results

•	an after-tax charge of $7 million and $11 million for the three and six months ended June 30, 2024 incurred due to separation costs related to the spinoff Transaction (2023 – nil).

2023 results

•

a $49 million after-tax charge as a result of the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022 which consists of a one-time, pre-tax charge of $57 million and accrued pre-tax carrying charges of $6 million

•

after-tax preservation and other costs for Keystone XL pipeline project assets of $3 million and $7 million for the three and six months ended June 30, 2023, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $1 million after-tax charge related to Focus Project costs. The Focus Project was launched by TC Energy to identify opportunities to improve safety, productivity and cost-effectiveness.

6 | Liquids Pipelines Business Second Quarter 2024

Net income in each period included unrealized gains and losses from changes in our risk management activities, all of which we exclude along with the above noted items, to arrive at comparable earnings. A reconciliation of Net income (loss) to comparable earnings is shown in the following table.

RECONCILIATION OF NET INCOME (LOSS) TO COMPARABLE EARNINGS

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Net income (loss)	121	204	271	334
Specific items (net of tax):
Liquids Pipelines business separation costs	7	—	11	—
Keystone regulatory decisions	—	—	—	49
Keystone XL preservation and other	—	3	—	7
Focus Project costs	—	1	—	1
Risk management activities	(30)	—	(29)	(4)

Comparable earnings	98	208	253	387

COMPARABLE EBITDA TO COMPARABLE EARNINGS

Comparable EBITDA represents earnings (losses) adjusted for the specific items described above and excludes charges for depreciation and amortization. For further information on our reconciliation of comparable EBITDA to earnings (losses) refer to the Financial results section.

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Comparable EBITDA	327	360	731	676
Depreciation and amortization	(84)	(82)	(167)	(164)
Interest expense included in comparable earnings	(128)	(26)	(256)	(50)
Interest income and other	8	14	18	31
Income tax (expense) recovery included in comparable earnings	(25)	(58)	(73)	(106)

Comparable earnings	98	208	253	387

Comparable earnings – 2024 versus 2023

Comparable earnings decreased by $110 million and $134 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 and was primarily the net effect of:

•	changes in comparable EBITDA described in the Financial Results section

•	higher interest expense due to long-term debt issuances to affiliates in third quarter 2023.

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Financial Results

The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to earnings (losses) (the most directly comparable GAAP measure).

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Keystone Pipeline System	313	345	702	646
Intra-Alberta pipelines[1]	18	18	35	35
Other	(4)	(3)	(6)	(5)

Comparable EBITDA	327	360	731	676
Depreciation and amortization	(84)	(82)	(167)	(164)

Comparable EBIT	243	278	564	512
Specific items:
Liquids Pipelines business separation costs	(9)	—	(14)	—
Keystone regulatory decisions	—	—	—	(57)
Keystone XL preservation and other	—	(5)	—	(10)
Focus Project costs	—	(1)	—	(1)
Risk management activities	37	—	36	5

Earnings (losses)	271	272	586	449

Comparable EBITDA denominated as follows:
Canadian dollars	96	91	195	182
U.S. dollars	169	200	395	366
Foreign exchange impact	62	69	141	128

Comparable EBITDA	327	360	731	676

1	Intra-Alberta pipelines include Grand Rapids and White Spruce.

Earnings decreased by $1 million and increased by $137 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 and included the above specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT. Refer to the Financial Highlights section for additional information on specific items.

A stronger U.S. dollar for the three and six months ended June 30, 2024 had a positive impact on the Canadian dollar equivalent earnings from our U.S. operations compared to the same periods in 2023. Refer to the Foreign exchange section for additional information.

Comparable EBITDA decreased by $33 million and increased by $55 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to the net effect of:

•	lower margins from liquids marketing activities, primarily in second quarter 2024, in part due to the commencement of incremental WCSB egress capacity

•	higher contribution from uncontracted volumes on the Keystone Pipeline System in 2024 compared to 2023 as a result of Milepost 14 incident-related capacity impacts in 2023

•	higher throughput on the U.S. Gulf Coast section of the Keystone Pipeline System driven by an increase in contracted volumes.

Depreciation and amortization was generally consistent for the three and six months ended June 30, 2024 compared to the same periods in 2023.

8 | Liquids Pipelines Business Second Quarter 2024

FOREIGN EXCHANGE

Certain of our entities generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. If our U.S. operations continue to grow, this exposure would increase. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items.

The components of our financial results denominated in U.S. dollars are set out in the table below. Comparable EBITDA is a non-GAAP measure.

Pre-tax U.S. dollar-denominated income and expense items

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Comparable EBITDA	169	200	395	366
Depreciation and amortization	(49)	(50)	(97)	(97)
Interest expense on long-term debt to affiliates	(65)	(19)	(129)	(36)

	55	131	169	233
Average exchange rate – U.S. to Canadian dollars	1.37	1.34	1.36	1.35

OTHER INCOME STATEMENT ITEMS

Interest Expense

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Interest expense on long-term debt to affiliates
Canadian dollar-denominated	(38)	—	(75)	—
U.S. dollar-denominated	(65)	(19)	(129)	(36)
Foreign exchange impact	(23)	(7)	(46)	(13)

	(126)	(26)	(250)	(49)
Other interest and amortization expense	(2)		(6)	(1)

Interest expense included in comparable earnings	(128)	(26)	(256)	(50)
Specific item:
Keystone regulatory decisions	—	—	—	(6)

Interest expense	(128)	(26)	(256)	(56)

Interest expense increased by $102 million and by $200 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 and included accrued carrying charges of $6 million for the first quarter 2023 as a result of a pre-tax charge related to the FERC Administrative Law Judge initial decision on Keystone. This decision was issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022. These carrying charges have been removed from our calculation of Interest expense included in comparable earnings.

Interest expense included in comparable earnings increased by $102 million and $206 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to the net effect of:

•	long-term debt to affiliates issuances in third quarter 2023

•	higher effective interest rates in 2024 compared to 2023.

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Interest Income and Other

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Interest income and other	8	14	18	31

Interest income and other decreased by $6 million and $13 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to lower cash pooling balances with affiliates, partially offset by higher cash balances.

Income tax (expense) recovery

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Income tax (expense) recovery included in comparable earnings	(25)	(58)	(73)	(106)
Specific items:
Liquids Pipelines business separation costs	2	—	3	—
Keystone regulatory decisions	—	—	—	14
Keystone XL preservation and other	—	2	—	3
Risk management activities	(7)		(7)	(1)

Income tax (expense) recovery	(30)	(56)	(77)	(90)

Income tax expense decreased by $26 million and $13 million for the three and six months ended June 30, 2024 compared to the same periods in 2023. The income tax impacts on specified items referenced throughout the MD&A have been removed from our calculation of Income tax expense included in comparable earnings.

Income tax expense included in comparable earnings decreased by $33 million and $33 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to higher earnings subject to tax in 2023 and favourable U.S. state tax rate changes in 2023.

10 | Liquids Pipelines Business Second Quarter 2024

Outlook

We expect our 2024 comparable EBITDA to be consistent with 2023.

We continue to monitor developments in energy markets, our construction projects and regulatory proceedings for any potential impacts on the above outlook.

Our expected total capital expenditures for 2024 as outlined in the 2023 MD&A increased due to costs associated with the Blackrod Connection project. Our 2024 capital program is focused on normal course maintenance capital expenditures and constructing the Blackrod Connection project.

Capital program

Our capital program consists of long-life infrastructure assets supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models.

Our capital program consists of approximately $459 million of secured projects that represent commercially supported, committed projects that are either under construction or are preparing to commence the permitting stage. The estimated costs of the Blackrod Connection project are included within this amount.

During the six months ended June 30, 2024, approximately $32 million of maintenance capital expenditures were incurred.

All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest, where applicable.

Secured projects

Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to our wholly-owned projects and our share of equity contributions to fund projects within our equity investments.

(millions of $)	Expected in-service date	Estimated project cost	Project costs incurred at June 30, 2024
Blackrod Connection Project	2026	250	6
Recoverable maintenance capital expenditures	2024-2026	207	32
Non-recoverable maintenance capital expenditures	2024-2026	2	—

Total secured projects		459	38

Recent developments

Final FERC Decision

In 2019 and 2020, three Keystone customers initiated complaints before FERC and the CER regarding certain costs within the variable toll calculation. In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls between 2018 and 2022. On July 25, 2024, FERC released its Order on Initial Decision (Order) in respect of the complaint and as a result, we recognized an additional estimated liability of $25 million in second quarter 2024. We continue to assess the impact of this Order, with amounts to be finalized upon submission of a compliance filing in third quarter 2024.

Blackrod Connection Project

The Blackrod Connection project is now supported by long-term committed contracts. The expected total capital cost of the project is approximately $250 million with a targeted in-service date of early 2026.

TC Energy Indemnified Liquids Liabilities

At closing of the spinoff Transaction, TC Energy and South Bow will enter into a Separation Agreement providing that TC Energy expects to indemnify South Bow for 86% of total net liabilities and costs associated with the Milepost 14 incident and the existing variable toll disputes on the Keystone Pipeline System (excluding any future impacts to the variable toll) subject to a maximum liability to South Bow of $30 million for those two matters. Any amounts that may ultimately be payable in respect of these liabilities and costs above the current accrued amount are indeterminable at this time.

Keystone XL NAFTA Claim

In 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy North American Free Trade Agreement (NAFTA) claim to recover economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline project. The United States objected on the basis that the transition provisions under the United States-Mexico-Canada Agreement (USMCA) that protect investments made while NAFTA was in force apply only in connection with actions taken before July 1, 2020, when USMCA replaced NAFTA. The arbitral Tribunal adjudicating the claim issued a split decision on July 12, 2024 in which the majority of the panel agreed with the United States position and concluded that it did not have jurisdiction to hear TC Energy’s claim. TC Energy is currently assessing the decision to determine whether there are grounds to change it.

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Financial condition

Historically, our business has generated positive cash flows from operations. Following the spinoff Transaction, our capital structure and sources of liquidity will change from our historical practices. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms or to issue equity. Based upon our history of generating positive cash flows, we believe our existing cash and cash generated from operations will be sufficient to service our current obligations. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the spinoff Transaction to refinance our long-term debt to affiliates and to fund capital expenditures.

At June 30, 2024, our current assets totaled $3.6 billion and current liabilities amounted to $2.7 billion, providing us with a working capital surplus of $0.9 billion compared to $0.8 billion at December 31, 2023. We consider these working capital levels to be normal for our business.

CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Net cash provided by operations	131	55	291	348
Increase (decrease) in operating working capital	18	260	106	222

Funds generated from operations	149	315	397	570
Specific items:
Liquids Pipelines business separation costs, net of current income tax	7	—	11	—
Keystone regulatory decisions, net of current income tax	—	—	—	49
Keystone XL preservation and other, net of current income tax	—	3	—	7
Current income tax expense on risk management activities	1	—	1	—

Comparable funds generated from operations	157	318	409	626

Net cash provided by operations

Net cash provided by operations increased by $76 million and decreased by $57 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to changes in funds generated from operations and timing of working capital changes.

Comparable funds generated from operations

Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes as well as the cash impact of our specific items.

Comparable funds generated from operations decreased by $161 million and $217 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to changes in comparable EBITDA and higher interest expense.

12 | Liquids Pipelines Business Second Quarter 2024

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Capital spending
Capital expenditures	(27)	(11)	(44)	(24)
Proceeds from sale of assets, net of transaction costs	18	—	31	63
Keystone XL contractual recoveries	3	3	5	5
Deferred amounts and other	2	5	2	2

Net cash (used in) provided by investing activities	(4)	(3)	(6)	46

Net cash (used in) provided by investing activities decreased by $1 million for the three months ended June 30, 2024 compared to the same period in 2023 primarily due to higher capital expenditures offset by higher proceeds from the sale of Keystone XL assets.

Net cash (used in) provided by investing activities decreased by $52 million for the six months ended June 30, 2024 compared to the same period in 2023 primarily due to lower proceeds from the sale of Keystone XL assets and higher capital expenditures.

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Distributions on Class C interests	(1)	(1)	(2)	(42)
Parent’s net investment contributions (distributions), net	(364)	(51)	(168)	(357)

Net cash (used in) provided by financing activities	(365)	(52)	(170)	(399)

Net cash (used in) provided by financing activities decreased by $313 million and increased by $229 million for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to higher Parent’s net investment distributions for the three months ended June 30, 2024 and lower Parent’s net investment distributions for the six months ended June 30, 2024.

CREDIT FACILITIES

At June 30, 2024, we had total revolving credit facilities of $250 million and US$500 million (December 31, 2023 – $100 million and nil, respectively) with an outstanding balance of nil (December 31, 2023 – nil).

CONTRACTUAL OBLIGATIONS

Capital expenditure commitments at June 30, 2024 have increased by approximately $47 million from those reported at December 31, 2023 reflecting commitments for development of the Blackrod project and other contractual commitments.

In February 2024, the Company entered into a 13-year lease contract for its Calgary office space. The total commitment for base rent under the lease contract is $32 million with payments starting in 2025.

There were no other material changes to our contractual obligations in second quarter 2024 or to payments due in the next five years or thereafter. Refer to 2023 MD&A for additional information about our contractual obligations.

Liquids Pipelines Business Second Quarter 2024 | 13

Financial risks and financial instruments

We are exposed to various financial risks and have strategies, policies and limits in place to manage the impact of these risks on our earnings and cash flows and, ultimately, shareholder value.

Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.

Refer to our 2023 Liquids Pipelines business carve-out MD&A for additional information about the risks we face in our business which have not changed materially since December 31, 2023, other than as noted within this MD&A.

INTEREST RATE RISK

We utilize debt issued to affiliates to finance our operations which exposes us to interest rate risk. We rely on TC Energy for funding and management of our interest rate risk.

FOREIGN EXCHANGE RISK

Certain of our entities generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. If our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of this risk is offset by interest expense on our U.S. dollar-denominated debt.

COUNTERPARTY CREDIT RISK

Our exposure to counterparty credit risk includes cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets and the fair value of derivative assets.

At times, our counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce our counterparty credit risk exposure in the event of default, including:

•	contractual rights and remedies together with the utilization of contractually-based financial assurances

•	the competitive position of our assets and the demand for our services

•	potential recovery of unpaid amounts through bankruptcy and similar proceedings.

We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. We had no significant credit losses and no significant amounts past due or impaired, as well as no significant credit risk concentrations at June 30, 2024 and December 31, 2023.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We have relied on TC Energy for funding and management of our liquidity risk; however, South Bow will be responsible to manage liquidity risk following completion of the spinoff Transaction.

14 | Liquids Pipelines Business Second Quarter 2024

RELATED PARTY TRANSACTIONS

TC Energy is responsible for providing certain administrative and operating services (corporate expenses) necessary to operate our business. As such, the allocation of corporate expenses attributable to us are considered related party transactions. Allocated corporate expenses are capitalized or expensed based on the nature of the underlying expenditure. We also incur operating costs with TC Energy’s subsidiaries for costs that are not allocated but are direct costs to us that are capitalized or expensed based on the nature of the underlying expenditure. The allocated corporate expenses and direct operating costs as well as interest expense on Long-term debt due to affiliates and interest income with affiliates were as follows:

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Allocated Corporate Expenses
Plant operating costs and other	45	56	81	110
Plant, property and equipment	2	1	3	2
Equity investments[1]	1	6	2	12

	48	63	86	124
Direct Operating Costs
Plant operating costs and other	39	34	85	64
Plant, property and equipment	1	1	3	2
Equity investments[2]	—	2	1	4

	40	37	89	70
Interest Income with Affiliates	—	14	—	29
Interest Expense on Long-Term Debt Due to Affiliates	126	25	250	50

1	For the three and six months ended June 30, 2024, $1 million and $2 million, respectively (2023 – $5 million and $10 million, respectively) impacted Income from equity investments.
2	For the three and six months ended June 30, 2024, nil and $1 million, respectively (2023 – $2 million and $4 million, respectively) impacted Income from equity investments.

The outstanding balances with affiliates at June 30, 2024 and December 31, 2023 were as follows:

(millions of $)	June 30, 2024	December 31, 2023	Affected line item on the Condensed combined carve-out balance sheet
Due to affiliates	109	137	Payable to affiliates
Due from affiliates	49	4	Accounts receivable
Long-term debt to affiliates	8,083	7,879	Long-term debt to affiliates

At June 30, 2024, we had $250 million and US$500 million (December 31, 2023 – $100 million and nil, respectively) of revolving credit facilities with an affiliate. At June 30, 2024, no amounts were drawn against the facilities.

Refer to our Condensed combined carve-out financial statements, Note 6, Keystone environmental provision, for discussion of insurance recoveries from TC Energy’s wholly-owned captive insurance subsidiary.

FINANCIAL INSTRUMENTS

With the exception of Long-term debt to affiliates, our derivative and non-derivative financial instruments are recorded on the Condensed combined carve-out balance sheet at fair value or amounts that approximate fair value. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.

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Derivative instruments

We use derivative instruments to reduce volatility associated with fluctuations in commodity prices. Derivative instruments are recorded at fair value.

The majority of derivative instruments have been entered into as economic hedges to manage our exposure to market risk and are classified as held-for-trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.

Balance sheet presentation of derivative instruments

The balance sheet presentation of the fair value of derivative instruments were as follows:

(millions of $)	June 30, 2024	December 31, 2023
Other current assets	502	696
Other long-term assets	33	—
Accounts payable and other	(497)	(728)
Other long-term liabilities	(35)	—

	3	(32)

Unrealized and realized gains (losses) on commodity derivative instruments

	three months ended June 30		six months ended June 30
(millions of $)	2024	2023	2024	2023
Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period	35	4	36	8
Realized gains (losses) in the period	147	161	287	273

1	Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell liquids are included on a net basis in Revenues.

For further details on our non-derivative and derivative financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 7, Risk management and financial instruments, of our Condensed combined carve-out financial statements. Other information

Other information

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES

When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events.

We base the estimates and assumptions on the most current information available, using our best judgment. We also regularly assess the assets and liabilities themselves. Refer to 2023 MD&A for critical accounting estimates information.

Accounting changes

Our significant accounting policies have remained unchanged since December 31, 2023 other than as described in Note 2, Accounting changes, of our Condensed combined carve-out financial statements. A summary of our significant accounting policies is included in the audited Combined carve-out financial statements for the year ended December 31, 2023.

16 | Liquids Pipelines Business Second Quarter 2024

Quarterly results

SELECTED QUARTERLY FINANCIAL DATA

	2024		2023				2022
(millions of $)	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	758	734	733	715	702	555	624	710
Net income (loss)	121	150	140	121	204	130	238	198
Comparable earnings	98	155	129	170	208	179	206	183

FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION

Quarter-over-quarter revenues and earnings are affected by:

•	regulatory decisions

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	demand for uncontracted transportation services

•	marketing activities and commodity prices

•	developments outside of the normal course of operations

•	certain fair value adjustments

•	foreign exchange rates.

FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER

We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting.

In second quarter 2024, comparable earning also exclude:

•	a $7 million after-tax charge incurred due to Liquids Pipelines business separation costs related to the spinoff Transaction.

In first quarter 2024, comparable earning also exclude:

•	a $4 million after-tax charge incurred due to Liquids Pipelines business separation costs related to the spinoff Transaction.

In fourth quarter 2023, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $4 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $4 million after-tax gain on the sale of Keystone XL project assets and adjustment to the estimate for contractual and legal obligations related to termination activities

•	a $3 million after-tax charge for accrued carrying charges related to the FERC Administrative Law Judge initial decision on Keystone

•	a $2 million after-tax charge for separation costs incurred related to the spinoff Transaction.

In third quarter 2023, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

Liquids Pipelines Business Second Quarter 2024 | 17

In second quarter 2023, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $1 million after-tax charge related to Focus Project costs.

In first quarter 2023, comparable earnings also excluded:

•

a $49 million after-tax charge as a result of the FERC Administrative Law Judge initial decision issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022

•	preservation and other costs for Keystone XL pipeline project assets of $4 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

In fourth quarter 2022, comparable earnings also excluded:

•	a $20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020

•	preservation and other costs for Keystone XL pipeline project assets of $8 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $90 million after-tax gain on the sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities.

In third quarter 2022, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

18 | Liquids Pipelines Business Second Quarter 2024

Glossary

General terms and terms related to our operations

WCSB	Western Canadian Sedimentary

basin Accounting terms

U.S. GAAP / GAAP	U.S. generally accepted accounting principles

Government and regulatory bodies terms

CER	Canada Energy Regulator
FERC	Federal Energy Regulatory Commission (U.S.)

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